MAINSTAY VP FUNDS TRUST

51 Madison Avenue

New York, NY 10010

October 30, 2014

VIA EDGAR

Ms. Allison White

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Mainstay VP Funds Trust (File No. 002-86082 and File No. 811-03833-01) (the “Registrant”)

Dear Ms. White:

This letter responds to comments that you provided telephonically on October 23, 2014 regarding the Schedule 14A (SEC Accession No. 0001144204-14-061672) (“Multi-Fund Proxy”) and the Schedule 14A (SEC Accession No. 0001144204-14-061674) (“DFA/DuPont Proxy” and together with the Multi-Fund Proxy, the “Proxies”) filed by the Registrant on October 17, 2014. Any capitalized term used in this response letter but not defined shall have the meaning given to such term in the Proxies.

Comments Applicable to Both Proxies

Comment 1: You asked that we include a cover letter in our future filings regarding the Proxies.

Response: We have included a cover letter for both Proxies as requested.

Comment 2: You asked that we include a “plain English” explanation of the term “affiliated.”

Response: As we have now revised the Proxies to more clearly state that shareholder approval is sought with regard to all subadvisors, whether affiliated or unaffiliated (see Comment #3 below) we believe that a description of the term "affiliated" is not necessary.

Comment 3: You asked that we revise Proposal 2 in the DFA/DuPont Proxy and the Proposal in the Multi-Fund Proxy to more clearly describe what shareholders are being asked to consider and approve.

Response: We have revised these proposals as requested. Each proposal now reads as follows:

To permit New York Life Investments, under certain circumstances, to enter into and/or materially amend agreements with affiliated and unaffiliated subadvisors on behalf of the Portfolio(s) without obtaining shareholder approval.

We have made similar changes throughout the Proxies.

Comment 4: You asked that we revise Proposal 2 in the DFA/DuPont Proxy and the Proposal in the Multi-Fund Proxy to include a discussion of any drawbacks associated with shareholder approval.

Response: We believe that any potential drawbacks are already covered in the Proxies. For example, we currently include the following statement:

However, if shareholders approve this Proposal [2], a shareholder vote will no longer be required to approve certain subadvisory agreements or material changes to them, thereby limiting somewhat the shareholders’ control over the Portfolio’s operations, but permitting the Portfolio to operate more efficiently and cost-effectively.

Comment 5: You asked that we revise the Proxies to indicate that we have applied for SEC exemptive relief which would permit us to enter into, or to materially amend, subadvisory agreements with unaffiliated subadvisors and subadvisors that are wholly-owned subsidiaries (as defined in the Investment Company Act of 1940, as amended (the “1940 Act’)) of New York Life Investment Management LLC, or a sister company of New York Life Investment Management LLC that is a wholly-owned subsidiary of a company that, indirectly or directly, wholly owns New York Life Investment Management LLC.

Response: We have made the requested revision.

Comment 6: You questioned whether it is appropriate for us to seek shareholder approval with regard to affiliated subadvisors prior to obtaining exemptive relief from the SEC (see Comment #5 above).

Response: We believe it is in the best interests of shareholders to seek shareholder approval for the application of a manager-of-managers structure to any subadvisor, conditioned upon the necessary exemptive relief from the SEC or any changes to applicable law or regulations. Such an approval would be consistent with the approval by the Board of the Portfolios and would save shareholders the potential expense of a future proxy statement seeking to approve a broader application of the manager-of-managers structure.

Moreover, the application for exemptive relief filed by the Registrant and New York Life Investment Management LLC to extend the current manager-of-managers relief to “Wholly-Owned Subadvisors” specifically contemplates a scenario where shareholders of the Portfolio have approved operation under this expanded manager-of-managers structure prior to the SEC’s issuance of the order. Specifically, Condition 1 would create a mechanism for Portfolios that have received shareholder pre-approval to rely on the order, but have not yet included the specific prospectus disclosure that would be required before relying on the new order. This condition also is consistent in this respect with prior relief granted by the SEC.1 Moreover, it has been a longstanding practice among many funds generally to ask shareholders to approve operation under a manager-of-managers structure prior to the issuance of the relevant exemptive relief, and, in many cases, to seek approval to operate in a manager-of-managers structure that would apply more broadly than the specific relief a fund is seeking or immediately plans to seek.2

1 See Cash Account Trust, et al., Investment Company Act Release Nos. 30151 (July 25, 2012) (Notice) and 30172 (August 20, 2012) (Order).

2 See, e.g. Definitive Proxy Statements filed by: PSP Family of Funds (October 8, 2014) (available at http://www.sec.gov/Archives/edgar/data/1423047/000116204414001242/psp_proxyremanagerofmanagers.htm); The Prudential Variable Contract Account-2, et al. (September 24, 2014) (available at http://www.sec.gov/Archives/edgar/data/80941/000119312514351536/d778288ddef14a.htm); Academy Funds Trust (June 6, 2014) (available at http://www.sec.gov/Archives/edgar/data/1415726/000158281614000331/defproxy.htm); Aston Funds (February 4, 2014) (available at http://www.sec.gov/Archives/edgar/data/912036/000119312514035153/d661460ddef14a.htm); Van Wagoner Funds, Inc. (August 12, 2008) (available at http://www.sec.gov/Archives/edgar/data/1002556/000110465908051988/a08-18082_2def14a.htm); Quaker Investment Trust (March 16, 2005) (available at http://www.sec.gov/Archives/edgar/data/870355/000113743905000075/qitdefprox31505.htm); and Delaware VIP Trust (January 20, 2005) (available at http://www.sec.gov/Archives/edgar/data/814230/000095011605000218/def14a.txt).

Comment 7: You asked that we revise the Voting Information section to more clearly describe how a shareholder can revoke a proxy.

Response: We have revised this section as requested.

Comment 8: You asked us to revise the proxy cards to remove information relating to voting by share class (if appropriate).

Response: We have revised proxy cards as requested.

Comments Applicable to the Multi-Fund Proxy Only

Comment 1: You asked that we more clearly indicate that approval of the Proposal, and the consequences of shareholders not approving the Proposal, are on a Portfolio-by-Portfolio basis.

Response: We have made the requested revision.

Comments Applicable to the DFA/DuPont Proxy Only

Comment 1: You asked that we revise the discussion of Proposal 1 to remove reference to any items that are covered by Proposal 2.

Response: We have revised this section as requested.

Comment 2: You asked us to more clearly describe the consequences of shareholders not approving Proposal 1.

Response: We have revised this section as requested.

Comment 3: You asked that we more clearly describe the types of information considered by the Board in reaching its decision to approve the Subadvisory Agreements.

Response: We believe that the types of information considered by the Board are already described in the DFA/DuPont Proxy, including comparable fee information and comparable performance information.

Comment 3: You asked that we include a discussion regarding what would happen if Candriam does not register as an investment advisor with the SEC.

Response: We have made the requested revision to indicate that the implementation of sub-proposal (b) to Proposal 1 is contingent on the approval of Candriam by the SEC as a registered investment adviser, in addition to shareholder approval of the sub-proposal.

Comment 4: You asked that we expand our disclosure regarding the Board’s conclusions in comparing the Portfolio’s historical investment performance to the investment performance of similar portfolios managed by Cornerstone Holdings and Candriam.

Response: We believe that the DFA/DuPont Proxy already contain a discussion of the Board’s conclusions following their review of, among other things, comparable performance information. For example, we include the following statement:

Based on these considerations, the Board concluded, within the context of its overall determinations regarding the Subadvisory Agreements, that the selection of Cornerstone Holdings and Candriam as the subadvisors to the Portfolio is likely to benefit the Portfolio’s long-term investment performance.

Comment 5: You asked us to revise Exhibit B to include information regarding non-U.S. and unregistered funds managed by either Candriam or Cornerstone Holdings that have investment objectives that are similar to those of the Portfolio.

Response: We do not believe that this disclosure is required by Schedule 14A. Item 22(c)(10) of Schedule 14A requires information to be provided regarding “any other Fund having a similar investment objective.” Item 22(a)(1)(v) defines “Fund” to mean any Registrant or a portfolio of a Registrant that is a series company. In turn, Item 22(a)(1)(x) defines “Registrant” to mean “an investment company registered under the 1940 Act, or a business development company as defined by section 2(a)(48) of the 1940 Act. Therefore, the Portfolio is not required to provide information in Exhibit B regarding non-U.S. and unregistered funds managed by either Candriam or Cornerstone Holdings that have investment objectives that are similar to those of the Portfolio. Moreover, to the extent that such similar non-U.S. or unregistered funds exist, such information may not be helpful to shareholders, and could be misleading, for reasons including differences in fee structures that may exist between such vehicles and U.S. registered investment companies.

Comment 6: You asked that we revise the section entitled “Investment Strategies of the Repositioned MainStay VP Emerging Markets Equity Portfolio” to include a discussion of how the Fund determines whether a country is considered an “emerging market country”.

Response: We have made the requested revision.

In connection with the responses being made by the Registrant to comments you provided with respect to Proxies, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in Proxies;
•	comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Proxies reviewed by the staff do not foreclose the SEC from taking any action with respect to the Proxies; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

Please contact the undersigned at 973-394-4505 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Humbert

Thomas C. Humbert

Assistant Secretary

cc:	J. Kevin Gao
Sander M. Bieber